File Pursuant to Rule 424(b)(2)

File No. 333-137101

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Depositary Shares	20,000,000	$25	$500,000,000	$53,500
(1)	Calculated in accordance with Rule 457(r) of the Securities Act.
(2)	Pursuant to Rule 457(p) under the Securities Act, the registration fee of $190,050 previously paid with respect to $1,500,000,000 initial offering price of securities that were previously registered pursuant to Registration Statement Nos. 333-118382, 333-118382-01, 333-118382-02, 333-118382-03, and 333-118382-04 and were not sold thereunder is credited against the registration fee due for this offering in an amount equal to the registration fee of $53,500.00. No additional registration fee is paid with respect to this offering.

Prospectus Supplement to Prospectus dated September 5, 2006.

SunTrust Banks, Inc.

20,000,000 Depositary Shares Each Representing a 1/4,000th Interest

in a Share of Perpetual Preferred Stock, Series A

Each of the 20,000,000 depositary shares offered hereby represents a 1/4,000th ownership interest in a share of Perpetual Preferred Stock, Series A (the “Shares” or the “Series A Preferred Stock”), $100,000 liquidation preference per share (equivalent to $25 per depositary share), of SunTrust Banks, Inc. deposited with U.S. Bank National Association, as depositary. The depositary shares are evidenced by depositary receipts. As a holder of depositary shares, you are entitled to all proportional rights and preferences of the Series A Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

Holders of Series A Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our board of directors or a duly authorized committee of the board. Any such dividends will be payable from the date of original issue, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on December 15, 2006, at a rate per annum equal to the greater of (1) three-month LIBOR for the related dividend period plus 0.53% and (2) 4.00%.

Dividends on the Shares initially will be cumulative, because SunTrust’s current articles of incorporation require that preferred stock dividends be cumulative. However, dividends on the Shares will automatically become non-cumulative immediately upon the effective date of an amendment to SunTrust’s articles of incorporation permitting non-cumulative preferred stock dividends. SunTrust’s board of directors has approved such an amendment, and it is expected to become effective in April 2007 following common shareholder approval and the filing of the amendment with the Secretary of State of Georgia. After the non-cumulative dividend period begins, we will have no obligation to pay dividends that were undeclared and unpaid during the cumulative dividend period. Accordingly, in deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative.

Following the effective date of that amendment, in the event dividends are not declared on Series A Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will not accrue or be payable, and if we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

The Series A Preferred Stock is not redeemable prior to the dividend payment date occurring in September 2011. On and after that date, the Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price of $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends. The Series A Preferred Stock will not have voting rights, except as set forth under “Description of Series A Preferred Stock —Voting Rights” beginning on page S-22.

Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “STI PrA”. Trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares.

See “ Risk Factors” beginning on page S-10 of this prospectus supplement to read about factors you should consider before buying the depositary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Initial public offering price	$25.00	$500,000,000
Underwriting discount	$0.50	$10,000,000
Proceeds, before expenses, to SunTrust Banks, Inc.	$24.50	$490,000,000

The initial public offering price set forth above does not include dividends, if any, that may be declared. Dividends, if declared, will be calculated from the date of original issuance, which is expected to be September 12, 2006.

The underwriters expect to deliver the depositary shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on September 12, 2006.

Joint Book-Runners and Joint Structuring Coordinators

Goldman, Sachs & Co.	SunTrust Robinson Humphrey

Joint Book-Runner

Morgan Stanley

Citigroup	JPMorgan	Lehman Brothers
Merrill Lynch & Co.		UBS Investment Bank

Prospectus Supplement dated September 5, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “SunTrust,” “we,” “us,” “our” or similar references mean SunTrust Banks, Inc. and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” until we or any of the underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006; and

•	Current Reports on Form 8-K filed on January 6, 2006, January 12, 2006, February 17, 2006, February 21, 2006, July 25, 2006, August 28, 2006 and September 5, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, GA 30308

Telephone: 404-588-7711

Attn: Corporate Secretary

We have also filed a registration statement (No. 333-137101) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the depositary shares and the preferred stock. The registration statement may contain additional information that may be important to you.

Unless otherwise indicated, currency amounts in this prospectus supplement are stated in U.S. dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement may contain forward-looking statements, including statements about credit quality and the future prospects of SunTrust. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.”

Such statements are based upon the current beliefs and expectations of SunTrust’s management and on information currently available to management. The forward looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements speak as of the date hereof, and SunTrust does not assume any obligation to update the statements included or incorporated by reference or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward looking statements involve significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in SunTrust’s 2005 Annual Report on Form 10-K, in SunTrust’s Quarterly Reports on Form 10-Q, and in the Current Reports filed on Form 8-K with the SEC and available at the SEC’s internet site (http://www.sec.gov). Those factors include:

•	changes in general business or economic conditions, including customers’ ability to repay debt obligations, could have a material adverse effect on our financial condition and results of operations;

•	changes in market interest rates or capital markets could adversely affect our revenues and expenses, the value of assets and obligations, costs of capital, or liquidity;

•	the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings;

•	significant changes in securities markets or markets for commercial or residential real estate could harm our revenues and profitability;

•	customers could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding;

•	customers may decide not to use banks to complete their financial transactions, which could affect net income;

•	we have businesses other than banking, which subjects us to a variety of risks;

•	hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business;

•	negative public opinion could damage our reputation and adversely impact our business;

•	we rely on other companies for key components of our business infrastructure;

•	we depend on the accuracy and completeness of information about clients and counterparties;

•	regulation by federal and state agencies could adversely affect our business, revenues, and profit margins;

•	competition in the financial services industry is intense and could result in losing business or reducing profit margins;

•	future legislation could harm our competitive position;

•	maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services;

•	our ability to receive dividends from our subsidiaries accounts for most of our revenues and could affect our liquidity and ability to pay dividends;

•	we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits;

•	we depend on the expertise of key personnel without whom our operations may suffer;

•	we may be unable to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategy;

•	our accounting policies and methods are key to how we report financial condition and results of operation, and may require management to make estimates about matters that are uncertain;

•	our stock price can be volatile; and

•	our disclosure controls and procedures may fail to prevent or detect all errors or acts of fraud.

SUMMARY INFORMATION

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the depositary shares representing interests in our Series A Preferred Stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information.”

SunTrust Banks, Inc.

SunTrust Banks, Inc., with year-end 2005 assets of $179.7 billion, is one of the nation’s largest financial services holding companies.

Through our flagship subsidiary, SunTrust Bank, we provide deposit, credit, and trust and investment services. Additional subsidiaries provide mortgage banking, insurance, asset management, equipment leasing, brokerage and capital market services. SunTrust’s client base encompasses a broad range of individuals and families, high-net-worth clients, businesses, and institutions.

SunTrust enjoys strong market positions in some of the highest-growth markets in the United States and also serves clients in selected markets nationally. Our priorities include consistency in financial performance, quality in customer service, and a strong commitment to all segments of the communities we serve.

As of June 30, 2006, SunTrust had 1,695 retail and specialized service branches and 2,564 ATMs, which are located primarily in Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia, and the District of Columbia. In addition, SunTrust provides clients with a selection of technology-based banking channels including Internet, PC and Telephone Banking. Our internet address is www.suntrust.com.

As of December 31, 2005, SunTrust had total assets under advisement of $242.5 billion. This includes $209.1 billion in trust assets as well as $33.4 billion in retail brokerage assets. SunTrust’s mortgage servicing portfolio grew to $105.6 billion at year end.

Our common stock is traded on the New York Stock Exchange under the ticker symbol “STI.” Our principal executive offices are located at SunTrust Banks, Inc., 303 Peachtree Street, NE, Atlanta, GA 30308. Our telephone number is 404-588-7711.

The Offering

Issuer	SunTrust Banks, Inc.

Securities Offered

20,000,000 depositary shares, each representing a 1/4,000th ownership interest in a share of Perpetual Preferred Stock, Series A, no par value (the “Shares” or the “Series A Preferred Stock”), with a liquidation preference of $100,000 per Share (equivalent to $25 per depositary share) and $500,000,000 in the aggregate, of SunTrust. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a Share represented by such depositary share, to all the rights and preferences of the Shares represented thereby (including dividend, voting, redemption and liquidation rights).

SunTrust may from time to time elect to issue additional depositary shares representing additional Shares, and all such additional Shares will be deemed to form a single series with the Shares represented by the depositary shares offered hereby.

Dividends

Dividend Rate. Dividends on the Shares will be calculated at a rate per annum that will be reset quarterly and will equal the greater of (i) three-month LIBOR for the related dividend period plus 0.53% and (ii) 4.00%. Dividends will be calculated based on the actual number of days in the dividend period using a 360-day year.

Dividend Payment Dates. The dividend payment dates for the Shares are the 15th day of March, June, September and December of each year, commencing on December 15, 2006. If any day that would otherwise be a dividend payment date is not a business day, then the first business day following that day will be the applicable dividend payment date.

Declaration of Dividends, etc. Holders of Shares will be entitled to receive cash dividends, only when, as and if declared by SunTrust’s board of directors or a duly authorized committee of the board, payable at the applicable dividend rate applied to the liquidation preference per Share, calculated on each Share:

•	from the original issue date (expected to be September 12, 2006) in the case of the Shares offered hereby; and

•	if additional Shares are issued at a future date, from the date of the issue if that date is a dividend payment date or from the immediately preceding dividend payment date if the date of issue is other than a dividend payment date.

Non-Cumulative Dividends Upon Common Shareholder Approval. Dividends on the Shares initially will be cumulative, because SunTrust’s current articles of incorporation require that preferred stock dividends be cumulative. However, dividends on the Shares will automatically become non-cumulative immediately upon the effective date of an amendment to SunTrust’s articles of incorporation permitting preferred stock dividends to be cumulative, non-cumulative or partially cumulative. SunTrust’s board of directors has approved such an amendment, proposed it for submission to common shareholders and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and the filing of the amendment with the Secretary of State of Georgia. SunTrust intends to hold a shareholder vote on this amendment at its 2007 annual meeting of shareholders, expected to occur on April 17, 2007, and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. In this document, we refer to the period prior to the effective date of this amendment as the “cumulative dividend period” and we refer to the period commencing upon the effective date of this amendment as the “non-cumulative dividend period.” In deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative.

The change from cumulative to non-cumulative dividends is a term of the Shares and occurs automatically upon effectiveness of the appropriate amendment to the articles of incorporation. Holders of depositary shares or Shares will have no right to vote on this amendment to the articles of incorporation or on the change from cumulative to non-cumulative dividends.

During any dividend period for which the corresponding dividend payment date occurs during the non-cumulative dividend period, the dividends on the Shares will be non-cumulative (even if a portion of that dividend period occurs during the cumulative dividend period, and even if there are undeclared and unpaid dividends for dividend periods occurring during the cumulative dividend period). For any dividend payment date occurring during the non-cumulative dividend period, we have no obligation to pay dividends for the corresponding dividend period after that dividend payment date or to pay interest with respect to these dividends, whether or not we declare dividends on the Shares for any subsequent dividend period.

After the non-cumulative dividend period begins, we will have no obligation to pay dividends that were undeclared and unpaid during the cumulative dividend period.

See “Description of Series A Preferred Stock—Dividends—General” for a discussion of the dividends during the cumulative dividend period.

Redemption

The Shares are not redeemable prior to the dividend payment date occurring in September 2011. On that date or on any date after that date (but subject to the limitations described below under “Replacement Capital Covenant”), the Shares are redeemable at SunTrust’s option in whole or in part at a redemption price equal to $100,000 per Share (equivalent to $25 per depositary share), plus (in the case of a redemption during the non-cumulative dividend period) any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current dividend period to the redemption date, without regard to any undeclared dividends. See “Description of the Series A Preferred Stock—Redemption” for a discussion of redemption during the cumulative dividend period. The Shares will not be subject to any sinking fund or other obligation of SunTrust to redeem, repurchase or retire the Shares.

Replacement Capital Covenant

At or prior to the initial issuance of the Shares, SunTrust will enter into a “Replacement Capital Covenant.” In the Replacement Capital Covenant, SunTrust will covenant in favor of certain of its debtholders that, if SunTrust or a subsidiary repurchases or redeems any Shares, SunTrust or its subsidiaries will do so only if and to the extent that the total redemption or repurchase price is equal to or less than designated percentages of the net cash proceeds that SunTrust or its subsidiaries have received during the 180 days prior to such redemption or repurchase from the issuance of other securities or combinations of securities that have equal or better equity characteristics than the Shares and qualify as Tier 1 capital under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies.

Ranking	The Shares:

•	will rank senior to SunTrust’s junior stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. Junior stock includes SunTrust’s common stock and any other class of stock that ranks junior to the Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or SunTrust’s winding-up.

•	will rank at least equally with each other series of parity stock that SunTrust may issue with respect to the payment of dividends and distributions upon liquidation, dissolution or SunTrust’s winding-up.

During any dividend period, so long as any Shares remain outstanding, unless the full dividends for the then-current dividend period on all outstanding Shares (plus, during the cumulative dividend period, all unpaid dividends for all prior dividend periods) have been paid, or declared and funds set aside therefor:

•	no dividend whatsoever shall be paid or declared on SunTrust’s common stock or other junior stock, other than a dividend payable solely in junior stock; and

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by SunTrust.

Any dividends that are declared during the cumulative dividend period but are not paid will not prevent us from paying dividends on or purchasing, redeeming or otherwise acquiring common stock or other junior stock during the non-cumulative dividend period or have any priority over dividends declared during the non-cumulative dividend period.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, upon the Shares and other equity securities designated as ranking on parity with the Shares as to payment of dividends, all dividends paid or declared for payment on that dividend payment date with respect to the Shares and any such dividend parity stock shall be shared first ratably by the holders of any such shares who have the right to receive dividends with respect to prior dividend periods, in proportion to the respective amounts of the undeclared and unpaid dividends relating to prior dividend periods, and thereafter by the holders of these shares on a pro rata basis.

Liquidation Rights

Upon SunTrust’s voluntary or involuntary liquidation, dissolution or winding up, holders of depositary shares representing the Shares are entitled to receive out of SunTrust’s assets that are available for distribution to shareholders, before any distribution is made to holders of common stock or other junior stock, a liquidating distribution in the amount of $100,000 per Share (equivalent to $25 per depositary share), plus (in the case of a liquidation occurring during the non-cumulative dividend period) any declared and unpaid dividends, including, if applicable a pro rata portion of any declared and unpaid dividends for the then-current dividend period to the date of liquidation, without regard for any undeclared dividends. See “Description of Series A Preferred Stock—Liquidation Rights” for a discussion of liquidation rights during the cumulative dividend period. Distributions will be made pro rata as to the Shares and any other parity stock and only to the extent of SunTrust’s assets, if any, that are available after satisfaction of all liabilities to creditors.

Voting Rights

Holders of depositary shares representing the Shares will have no voting rights, except as provided below or as otherwise provided by applicable law. Holders of depositary shares must act through the depositary to exercise any voting rights.

If and when dividends payable on the Shares and on any other class or series of stock of SunTrust ranking on a parity with the Shares as to payment of dividends and that have equivalent voting rights (“voting parity stock”) shall have not been declared and paid in an aggregate amount equal, as to any such class or series, to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting SunTrust’s board of directors will be increased by two and the holders of Shares, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, shall be entitled to elect the two additional directors at any annual meeting of shareholders or any special meeting of holders of Shares and holders of voting parity stock. In the case of the Shares, these voting rights shall continue during the non-cumulative dividend periods until full dividends have been paid for at least one year and during the cumulative dividend period until all dividends have been paid in full.

Additionally, so long as any Shares remain outstanding, the affirmative vote of the holders of at least two-thirds of the Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), will be required to:

•	authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock into Shares; or

•	amend, alter or repeal the provisions of our articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Shares or the holders thereof.

Maturity

The Shares do not have any maturity date, and SunTrust is not required to redeem the Shares. Accordingly, the Shares will remain outstanding indefinitely, unless and until SunTrust decides to redeem them. SunTrust may not redeem the Shares without receiving the prior approval of the Federal Reserve.

Preemptive Rights	Holders of depositary shares representing the Shares will have no preemptive rights.

Listing	SunTrust will apply to list the depositary shares representing the Shares on the New York Stock Exchange under the trading symbol “STI PrA”.

Tax Consequences

Dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 should generally be taxable at a maximum rate of 15%, subject to certain conditions and limitations. Dividends paid to corporate U.S. holders generally should be eligible for the dividends received deduction, subject to certain conditions and limitations.

Ratings

The depositary shares are expected to be rated A- by Standard & Poor’s Ratings, A2 by Moody’s Investors Service and A by Fitch Ratings. The ratings of the depositary shares should be evaluated independently from similar ratings of other securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $489,295,500, after expenses and underwriting commissions. We intend to use the net proceeds for general corporate purposes, which may include using some or all of the net proceeds to repurchase shares of our common stock.

Registrar, Transfer Agent and Paying Agent	Computershare Trust Company, N.A.

Depositary	U.S. Bank National Association.

Calculation Agent	U.S. Bank National Association.

Selected Consolidated Condensed Financial Data

The following is selected unaudited consolidated condensed financial information for SunTrust for the six-month periods ended June 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003. The summary below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and the other detailed information contained in our 2006 Second Quarter Report on Form 10-Q and our 2005 Annual Report on Form 10-K.

	Six Months Ended June 30		Twelve Months Ended December 31
	2006	2005	2005	2004	2003
(Dollars in millions, except per share and other data)
Summary of Operations
Interest and dividend income	$4,701.8	$3,559.3	$7,731.3	$5,218.4	$4,768.8
Interest expense	2,354.0	1,324.0	3,152.3	1,533.2	1,448.5

Net interest income	2,347.8	2,235.3	4,579.0	3,685.2	3,320.3
Provision for loan losses	85.2	58.4	176.9	135.6	313.6

Net interest income after provision for loan losses	2,262.6	2,176.9	4,402.1	3,549.6	3,006.7
Noninterest income	1,726.9	1,524.7	3,155.0	2,604.4	2,303.0
Noninterest expense	2,440.6	2,306.7	4,690.7	3,897.0	3,400.6

Income before provision for income taxes	1,548.9	1,394.9	2,866.4	2,257.0	1,909.1
Provision for income taxes	473.4	436.9	879.2	684.1	576.8

Net income	$1,075.5	$958.0	$1,987.2	$1,572.9	$1,332.3

Net interest income—FTE	$2,389.4	$2,271.7	$4,654.5	$3,743.6	$3,365.3

Total revenue	4,116.3	3,796.4	7,809.5	6,348.0	5,668.3
Per Common Share
Diluted	$2.96	$2,64	$5.47	$5.19	$4.73
Basic	2.98	2.67	5.53	5.25	4.79
Dividends declared	1.22	1.10	2.20	2.00	1.80
Market price:
High	78.33	75.00	75.77	76.65	71.73
Low	69.68	69.00	65.32	61.27	51.44
Close	76.26	72.24	72.76	73.88	71.50
Selected Average Balances
Total assets	$179,189.8	$163,247.1	$168,088.8	$133,754.3	$122,325.4
Earning assets[1]	157,324.5	142,185.7	146,639.7	117,968.8	108,094.9
Loans	118,214.1	105,101.6	108,742.0	86,214.5	76,137.9
Deposits	122,167.6	106,595.1	110,406.5	87,132.9	80,039.0
Total shareholders’ equity	17,178.8	16,197.9	16,526.3	11,469.5	9,083.0
As of June 30/December 31
Total assets	$181,143.4	$168,952.6	$179,712.8	$158,869.8	$125,250.5
Earning assets[1]	158,845.2	147,014.1	156,640.9	137,813.4	111,266.5
Loans	120,243.1	109,594.2	114,554.9	101,426.2	80,732.3
Allowance for loan and lease losses	1,061.9	1,036.2	1,028.1	1,050.0	941.9
Deposits	124,852.4	109,577.1	122,053.2	103,361.3	81,189.5
Long-term debt	18,222.2	21,565.2	20,779.2	22,127.2	15,313.9
Total shareholders’ equity	17,423.9	16,646.2	16,887.4	15,986.9	9,731.2
Ratios and Other Data
Return on average total assets	1.21%	1.18%	1.18%	1.18%	1.09%
Return on average total assets less net unrealized securities gains[2]	1.19	1.17	1.17	1.19	1.01
Return on average total shareholders’ equity	12.63	11.93	12.02	13.71	14.67
Return on average realized shareholders’ equity[2]	12.98	12.61	12.70	15.65	15.98
Net interest margin[1]	3.06	3.22	3.17	3.17	3.11
Efficiency ratio	59.29	60.76	60.06	61.39	59.99

	Six Months Ended June 30		Twelve Months Ended December 31
	2006	2005	2005	2004	2003
(Dollars in millions, except per share and other data)
Total average shareholders’ equity to total average assets	9.59	9.92	9.83	8.58	7.43
Allowance to quarter-/year-end loans	0.88	0.95	0.90	1.04	1.17
Nonperforming assets to total loans plus OREO and other repossessed assets	0.31	0.35	0.29	0.40	0.47
Common dividend payout ratio	41.2	41.5	40.0	38.4	37.9
Full-service banking offices	1,695	1,642	1,657	1,676	1,183
ATMs	2,564	2,761	2,782	2,804	2,225
Full-time equivalent employees	34,155	32,751	33,406	33,156	27,578
Average common shares—diluted (thousands)	363,917	363,392	363,454	303,309	281,434
Average common shares—basic (thousands)	360,604	358,674	359,066	299,375	278,295
Regulatory capital ratios
Total shareholders’ equity to assets	9.62%	9.85%	9.40%	10.06%	7.76%
Tier 1 capital	7.31	7.04	7.01	7.16	7.85
Total risk-based capital	10.70	10.25	10.57	10.36	11.75
Leverage	6.82	6.65	6.65	6.64	7.37
Reconcilement of non-GAAP measures
Return on average total assets	1.21%	1.18%	1.18%	1.18%	1.09%
Impact of excluding net realized and unrealized securities gains/losses and The Coca-Cola Company dividend	(0.02)	(0.01)	(0.01)	0.01	(0.08)

Return on average total assets less net unrealized securities gains[2]	1.19%	1.17%	1.17%	1.19%	1.01%

Return on average total shareholders’ equity	12.63%	11.93%	12.02%	13.71%	14.67%
Impact of excluding net realized and unrealized securities gains/losses and The Coca-Cola Company dividend	0.35	0.68	0.68	1.94	1.31

Return on average realized shareholders’ equity[2]	12.98%	12.61%	12.70%	15.65%	15.98%

Ratio of earnings to fixed charges[3]
	Six Months Ended June 30		Twelve Months Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Including interest on deposits	1.65	2.03	1.89	2.43	2.28	1.94	1.66
Excluding interest on deposits	2.86	3.26	3.09	3.78	3.66	3.24	2.62

[1]	During the second quarter of 2006, we segregated certain noninterest earning trading assets that had previously been included with interest earning trading assets. This resulted in a revision of the net interest margin calculation. All prior periods presented were restated to reflect this refinement. Management believes this refined method to be a more reflective measure of net interest margin due to the interest earning nature of these assets.
[2]	We present a return on average total assets less net unrealized securities gains. The foregoing numbers reflect primarily adjustments to remove the effects of our securities portfolio which includes the ownership by the Company of 48.3 million shares of The Coca-Cola Company. We use this information internally to gauge our actual performance in the industry. We believe that the return on average total assets less net unrealized securities gains is more indicative of our return on assets because it more accurately reflects the return on the assets that are related to our core businesses which are primarily customer relationship and customer transaction driven. The return on average total assets less net unrealized securities gains is computed by dividing annualized net income, excluding securities gains/losses and The Coca-Cola Company dividend, by average assets less net unrealized securities gains. We also believe that the return on average realized shareholders’ equity is more indicative of our return on equity because the excluded equity relates primarily to a long-term holding of a specific security. The return on average realized shareholders’ equity is computed by dividing annualized net income, excluding securities gains/losses and The Coca-Cola Company dividend, by average realized shareholders’ equity.
[3]	For information on how those ratios are calculated, see “Ratio of Earnings to Fixed Charges” on page S-14.

RISK FACTORS

An investment in the depositary shares is subject to the risks described below. You should carefully review the following risk factors and other information contained in this prospectus supplement, in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before deciding whether this investment is suited to your particular circumstances.

You Are Making an Investment Decision with Regard to the Depositary Shares as well as the Series A Preferred Stock

As described in this prospectus supplement and the accompanying prospectus, we are issuing fractional interests in shares of Series A Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series A Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in this prospectus supplement and the accompanying prospectus regarding both of these securities.

The Series A Preferred Stock Is Equity and Is Subordinate to our Existing and Future Indebtedness

The Shares are equity interests in SunTrust and do not constitute indebtedness. As such, the Shares will rank junior to all indebtedness and other non-equity claims on SunTrust with respect to assets available to satisfy claims on SunTrust, including in a liquidation of SunTrust. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Shares (1) dividends are payable only if declared by our board of directors and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds.

Also, as a bank holding company, SunTrust’s ability to declare and pay dividends is dependent on certain federal regulatory considerations. SunTrust has issued and outstanding debt securities under which we may defer interest payments from time to time, but in that case we would not be permitted to pay dividends on any of our capital stock, including the Shares, during the deferral period.

Investors Should Not Expect SunTrust to Redeem the Shares on the Date They First Become Redeemable or on any Particular Date After They Become Redeemable

The Shares are perpetual equity securities. The Shares have no maturity or mandatory redemption date and are not redeemable at the option of investors. By their terms, the Shares may be redeemed by us at our option either in whole or in part at any time on or after the dividend payment date occurring in September 2011. Any decision we may make at any time to propose a redemption of the Shares will depend, among other things, upon our evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, as well as general market conditions at such time. Our right to redeem the Shares is subject to two important limitations. Accordingly, investors should not expect us to redeem the Shares on the date they first become redeemable or on any particular date thereafter.

First, under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Shares is subject to prior approval of the Federal Reserve. There can be no assurance that the Federal Reserve will approve any redemption of the Shares that we may propose. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations.

Second, at or prior to initial issuance of the Shares, we are entering into the Replacement Capital Covenant, which will limit our right to redeem or repurchase the Shares. In the Replacement Capital Covenant, we covenant to redeem or repurchase the Shares only if and to the extent that the total redemption or repurchase price is equal to or less than designated percentages of the net cash proceeds that we or our subsidiaries have received during the 180 days prior to such redemption or repurchase from the issuance of our common stock, certain qualifying non-cumulative perpetual preferred stock satisfying the requirements of the Replacement Capital Covenant or other securities that qualify as Tier 1 capital of SunTrust under the risk-based capital guidelines of the Federal Reserve.

Our ability to raise proceeds from qualifying securities during the six months prior to a proposed redemption or repurchase will depend on, among other things, market conditions at such time as well as the acceptability to prospective investors of the terms of such qualifying securities. Accordingly, there could be circumstances where we would wish to redeem or repurchase some or all of the Shares and sufficient cash is available for that purpose, but we are restricted from doing so because we have not been able to obtain proceeds from qualifying securities sufficient for that purpose.

Upon Effectiveness of our Charter Amendment, Dividends on the Shares Will Be Non-Cumulative and We Will Have No Obligation to Pay Dividends That Were Undeclared and Unpaid During the Cumulative Dividend Period

Dividends on the Shares will automatically become non-cumulative immediately upon the effective date of an amendment to our articles of incorporation permitting non-cumulative preferred stock dividends. Our board of directors has approved such an amendment, proposed it for submission to common shareholders and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and the filing of the amendment with the Secretary of State of Georgia. We intend to hold a shareholder vote on this amendment at our 2007 annual meeting of shareholders, expected to occur on April 17, 2007, and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. We expect this amendment to be approved at our 2007 annual meeting. After the non-cumulative dividend period begins, we will have no obligation to pay dividends that were undeclared and unpaid during the cumulative dividend period. Accordingly, in deciding whether or not to invest in the depositary shares, you should assume that dividends will be non-cumulative.

The change from cumulative to non-cumulative dividends is a term of the Shares and occurs automatically upon effectiveness of the appropriate amendment to the articles of incorporation. Holders of depositary shares or Shares will have no right to vote on this amendment to the articles of incorporation or on the change from cumulative to non-cumulative dividends.

Consequently, subsequent to effectiveness of the amendment, if our board of directors does not authorize and declare a dividend for any dividend period, holders of depositary shares would not be entitled to receive any such dividend, and any such undeclared and unpaid dividend will not accrue or be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for that period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Shares or any other preferred stock we may issue.

If We Are Deferring Payments on our Outstanding Junior Subordinated Debt Securities or Are in Default Under the Indentures Governing Those Securities, We Will Be Prohibited from Making Distributions on or Redeeming the Shares

The terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on the Shares, or redeeming, purchasing, acquiring or making a liquidation payment with respect to the Shares, if we are aware of any event that would be an event of default under the indenture governing those junior subordinated debt securities or at any time when we have deferred interest thereunder.

Holders of Shares Will Have Limited Voting Rights

Holders of the depositary shares or the Shares have no voting rights with respect to matters that generally require the approval of voting shareholders, except as required by law.

General Market Conditions and Unpredictable Factors Could Adversely

Affect Market Prices for the Depositary Shares

There can be no assurance about the market prices for the depositary shares. Several factors, many of which are beyond our control, will influence the market value of the depositary shares. Factors that might influence the market value of the depositary shares include:

•	whether dividends have been declared and are likely to be declared on the Shares from time to time;

•	our creditworthiness;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the depositary shares.

The Shares and the Related Depositary Shares May Not Have an Active Trading Market

The Shares and the related depositary shares are new issues with no established trading market. Although we plan to apply to have the depositary shares listed on the New York Stock Exchange, there is no guarantee that we will be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. We do not expect that there will be any separate public trading market for the Shares except as represented by the depositary shares.

U SE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $489,295,500, after expenses and underwriting commissions. We intend to use the net proceeds for general corporate purposes, which may include using some or all of the net proceeds to repurchase shares of our common stock.

R EGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act, SunTrust is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System, or the “Federal Reserve.” For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to SunTrust, please refer to SunTrust’s annual report on Form 10-K for the fiscal year ended December 31, 2005, and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, SunTrust’s earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiaries within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

SunTrust’s earnings are also affected by general economic conditions, our management policies and legislative action.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on SunTrust’s business.

Depositary institutions, like SunTrust’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. SunTrust also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. SunTrust’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

R ATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

•	net income plus all applicable income taxes plus fixed charges, by

•	fixed charges.

Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

	Six Months Ended June 30		Twelve Months Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Including interest on deposits	1.65	2.03	1.89	2.43	2.28	1.94	1.66
Excluding interest on deposits	2.86	3.26	3.09	3.78	3.66	3.24	2.62

We did not have any shares of preferred stock outstanding during any of the periods shown and accordingly our ratios of earnings to fixed charges and preferred stock dividends would be the same as the ratios shown above.

CAPITALIZATION

The following table sets forth the consolidated capitalization of SunTrust as of June 30, 2006, and as adjusted to give effect to the issuance and sale of the Shares and application of the net proceeds. See “Use of Proceeds.” You should read the following table together with SunTrust’s consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	June 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)
Long Term Debt:
Subordinated notes and debentures	$4,386,548	$4,386,548
Notes issued to trusts formed to issue Trust Preferred Securities	1,883,485	1,883,485
Other long-term debt	11,952,129	11,952,129

Total long-term debt	18,222,162	18,222,162

Shareholder’s Equity:
Preferred stock	—	500,000
Common stock	370,578	370,578
Additional paid in capital	6,751,929	6,741,224
Retained earnings	9,943,155	9,943,155
Accumulated other comprehensive income	776,520	776,520
Treasury stock, at cost, and other	(418,262)	(418,262)

Total shareholder’s equity	17,423,920	17,913,215

Total long-term debt and shareholder’s equity	$35,646,082	$36,135,377

Capital Ratios:
Risk-based Tier 1 capital ratio	7.31%	7.62%
Risk-based total capital ratio	10.70	11.01
Tier 1 leverage ratio	6.82	7.11

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The depositary will be the sole holder of the Shares, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Shares shall mean the depositary. However, the holders of the depositary shares representing the Shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Shares, as described under “Description of Depositary Shares.”

The following is a brief description of the terms of the Shares, which does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated articles of incorporation, as amended, including our articles of amendment with respect to the Shares, copies of which are available upon request from us.

General

Under our restated articles of incorporation, as amended, we have authority to issue up to 50 million shares of preferred stock with no par value per share. At this time, we are issuing 5,000 Shares. When issued, at the time or times selected by us in our discretion, the Shares will be validly issued, fully paid and nonassessable. The holders of Shares will be entitled to receive cash dividends when, as and if declared out of assets legally available for payment in respect of the Shares by our board of directors or a duly authorized committee of the board in their sole discretion. Dividends will be cumulative during the Cumulative Dividend Period and non-cumulative during the Non-Cumulative Dividend Period, in each case as discussed below under “Dividends.” During the Non-Cumulative Dividend Period, if we do not declare dividends or do not pay dividends in full on the Shares on any date on which dividends are due, then these undeclared and unpaid dividends (including any that accumulated during the Cumulative Dividend Period) will not cumulate, accrue or be payable.

Prior to the issuance of the Shares, we will have filed articles of amendment to our articles of incorporation with respect to the Shares with the Secretary of State of Georgia. When issued, the Shares will have a fixed liquidation preference of $100,000 per share (equivalent to $25 per depositary share). If we liquidate, dissolve or wind up our affairs, holders of Shares will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per Share equal to the liquidation preference per Share plus (in the case of a liquidation occurring during the Non-Cumulative Dividend Period), any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period (as defined below) to the date of liquidation, without regard to any undeclared dividends, or (in the case of a liquidation occurring during the Cumulative Dividend Period) any unpaid dividends for all prior Dividend Periods plus a pro rata portion of the dividend for the then-current Dividend Period to the date of liquidation. The Shares will not be convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Ranking

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Shares will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Shares; and

•	at least equally with all other equity securities designated as ranking on parity with the Shares as to payment of dividends or the amounts to be paid upon liquidation, as applicable.

During any Dividend Period, so long as any Shares remain outstanding, unless (a) the full dividends for the then-current Dividend Period on all outstanding Shares (plus, during the Cumulative Dividend Period, all unpaid dividends for all prior Dividend Periods, as described below under “Dividends—General”) have been paid, or declared and funds set aside therefor and (b) we are not in default on our obligation to redeem any Shares that have been called for redemption as described below under “Redemption”:

•	no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock; and

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us.

Any dividends that are declared during the Cumulative Dividend Period but are not paid will not prevent us from paying dividends on or purchasing, redeeming or otherwise acquiring common stock or other junior stock during the Non-Cumulative Dividend Period or have any priority over dividends declared during the Non-Cumulative Dividend Period.

On any Dividend Payment Date (as defined below) for which full dividends are not paid, or declared and funds set aside therefor, upon the Shares and other equity securities designated as ranking on parity with the Shares as to payment of dividends (“dividend parity stock”), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Shares and the dividend parity stock shall be shared:

•	first ratably by the holders of any such shares (including the Shares, if during the Cumulative Dividend Period), who have the right to receive dividends with respect to Dividend Periods prior to the then-current Dividend Period, in proportion to the respective amounts of the undeclared and unpaid dividends relating to prior Dividend Periods; and

•	thereafter by the holders of these shares on a pro rata basis.

We have agreed, in the articles of amendment to our articles of incorporation establishing the terms of the Shares, not to issue preferred stock having dividend payment dates that are not also Dividend Payment Dates for the Shares.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Shares from time to time out of any funds legally available for such payment, and the Shares shall not be entitled to participate in any such dividend.

Dividends

General

Dividends on the Shares will not be mandatory. Holders of Shares, in preference to the holders of our common stock and of any other shares of our stock ranking junior to the Shares as to payment of dividends, will be entitled to receive, only when, as and if declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cash dividends. These dividends will be payable at a rate per annum equal to the greater of (1) 0.53% above the Three-Month LIBOR Rate (as described below) on the related Dividend Determination Date (as described below) and (2) 4.00% (the “Dividend Rate”), applied to the $100,000 liquidation preference per share (equivalent to $25 per depositary share) and will be paid quarterly in arrears on the 15th day of March, June, September and December of each year commencing on December 15, 2006 (each, a “Dividend Payment Date”), with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of Shares will commence upon the date of original issuance of the Shares. Dividends will be paid to holders of record on the respective date fixed for that purpose by our board of directors or a committee thereof in advance of payment of each particular dividend. The Dividend Rate will be reset quarterly. The corresponding record dates for the depositary shares will be the same as the record dates for the Shares.

Dividends on the Shares offered hereby will be calculated from the original issue date, which is expected to be September 12, 2006. If additional Shares are issued at a future date:

•	if the date is a Dividend Payment Date, the dividends will be calculated from such date; and

•	if the date is not a Dividend Payment Date, the dividends will be calculated from the most recent Dividend Payment Date preceding the date on which the Shares were issued.

If a day that would otherwise be a Dividend Payment Date is not a Business Day, then the first Business Day following that day will be the applicable Dividend Payment Date.

The amount of dividends payable per Share on each Dividend Payment Date will be calculated by multiplying the per annum Dividend Rate in effect for that Dividend Period by a fraction, the numerator of which will be the actual number of days in that Dividend Period and the denominator of which will be 360, and multiplying the rate obtained by $100,000. In addition, solely for any Dividend Payment Date during the Cumulative Dividend Period, the amount payable will also include the total dividends, calculated using this same formula, for all prior Dividend Periods for that Share, less dividends previously paid for that Share.

As used in this section:

The “Three-Month LIBOR Rate” means, with respect to any Dividend Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that Dividend Period that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the Dividend Determination Date for that Dividend Period. If that rate does not appear on Telerate Page 3750, the Three-Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that Dividend Period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by U.S. Bank National Association (or its successor appointed by us), as calculation agent, at approximately 11:00 a.m., London time, on the Dividend Determination Date for that Dividend Period. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two such quotations are provided, the Three-Month LIBOR Rate with respect to that Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of such quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate with respect to that Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that Dividend Period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that Dividend Period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, the Three-Month LIBOR Rate for that Dividend Period will be the same as the Three-Month LIBOR Rate as determined for the previous Dividend Period. The calculation agent’s establishment of the Three-Month LIBOR Rate and calculation of the amount of dividends for each Dividend Period will be final and binding in the absence of manifest error.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the City of New York are not authorized or obligated by law, regulation or executive order to close.

“Dividend Determination Date” means the second London Banking Day immediately preceding the first day of the relevant Dividend Period.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London.

“Telerate Page 3750” means the display page so designated on the Moneyline/Telerate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to London Interbank Offered Rate for U.S. dollar deposits).

We are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Georgia state laws relating to the payment of dividends.

Cumulative and Non-Cumulative Dividend Periods

Dividends on the Shares offered hereby initially will be cumulative, because our articles of incorporation currently require that preferred stock dividends be cumulative. However, dividends on the Shares will, pursuant to the terms of the Shares, automatically become non-cumulative immediately upon the effective date of an amendment to our articles of incorporation permitting preferred stock dividends to be cumulative, non-cumulative or partially cumulative. Our board of directors has approved such an amendment, proposed it for submission to common shareholders and recommended that they approve it. The amendment will become effective, and dividends will become non-cumulative, following common shareholder approval and the filing of the amendment with the Secretary of State of Georgia. We intend to hold a shareholder vote on this amendment at our 2007 annual meeting of shareholders, expected to occur on April 17, 2007, and, if not approved at that meeting, at subsequent annual or special meetings until approval is obtained. In this prospectus supplement, we refer to the period prior to the effective date of such an amendment as the “Cumulative Dividend Period” and we refer to the period commencing upon the effective date of such an amendment as the “Non-Cumulative Dividend Period.”

The change from cumulative to non-cumulative dividends is a term of the Shares and occurs automatically upon effectiveness of the appropriate amendment to the articles of incorporation. Holders of depositary shares or Shares will have no right to vote on this amendment to the articles of incorporation or on the change from cumulative to non-cumulative dividends.

During any Dividend Period for which the corresponding Dividend Payment Date occurs during the Non-Cumulative Dividend Period, the dividends on the Shares will be non-cumulative (even if a portion of that Dividend Period occurs during the Cumulative Dividend Period, and even if there are undeclared and unpaid dividends for Dividend Periods occurring during the Cumulative Dividend Period). For any Dividend Payment Date occurring during the Non-Cumulative Dividend Period, we have no obligation to pay dividends for the corresponding Dividend Period after that Dividend Payment Date or to pay interest with respect to these dividends, whether or not we declare dividends on the Shares for any subsequent Dividend Period.

Conversion Rights

The Shares will not be convertible into shares of any other class or series of our stock.

Redemption

The Shares may not be redeemed prior to the Dividend Payment Date occurring in September, 2011. On that date or on any date after that date (but subject to the limitations described below under “—Redemption or Repurchase Subject to Restrictions”), the Shares may be redeemed, in whole or in part, at our option. Any such redemption will be at a cash redemption price of $100,000 per Share (equivalent to $25 per depositary share), plus (in the case of a redemption during the Non-Cumulative Dividend Period) any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period to the redemption date, without regard to any undeclared dividends, or (in the case of a redemption during the Cumulative Dividend Period) any unpaid dividends for all prior Dividend Periods for that Share, plus a pro rata portion of the dividend for the then-current Dividend Period to the redemption date. Holders of Shares will have no right to require the redemption or repurchase of the Shares.

If fewer than all of the outstanding Shares are to be redeemed, the Shares to be redeemed will be selected either pro rata from the holders of record of the Shares in proportion to the number of Shares held by those holders or by lot or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of every redemption of Shares by first class mail, postage prepaid, addressed to the holders of record of the Shares to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption (provided, however, that if the Shares or the depositary shares representing the Shares are held in book-entry form through The Depository Trust Company, or “DTC”, we may give this notice in any manner permitted by the DTC). Any notice mailed or otherwise given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and failure duly to give this notice by mail or otherwise, or any defect in this notice or in the mailing or provision of this notice, to any holder of Shares designated for redemption will not affect the redemption of any other Shares. Each notice shall state:

•	the redemption date;

•	the number of Shares to be redeemed and, if less than all the Shares held by the holder are to be redeemed, the number of Shares to be redeemed from the holder;

•	the redemption price; and

•	the place or places where the Shares are to be redeemed.

If notice of redemption of any Shares has been given and if the funds necessary for the redemption have been set aside by us for the benefit of the holders of any Shares so called for redemption, then, from and after the redemption date, those Shares shall no longer be deemed outstanding and all rights of the holders of those Shares (including the right to receive any dividends) will terminate, except the right to receive the redemption price.

Redemption or Repurchase Subject to Restrictions

Our right to redeem the Shares is subject to two important limitations.

First, under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, any redemption of the Shares is subject to prior approval of the Federal Reserve.

Second, at or prior to the initial issuance of the Shares, we will enter into a Replacement Capital Covenant relating to the Shares. The Replacement Capital Covenant only benefits holders of Covered Debt, as defined below, and is not enforceable by holders of Shares or depositary shares. However, the Replacement Capital Covenant could preclude us from redeeming or repurchasing Shares at a time we might otherwise wish to do so.

In the Replacement Capital Covenant, we covenant to redeem or repurchase Shares only if and to the extent that the total redemption or repurchase price is equal to or less than designated percentages of the net cash proceeds that we or our subsidiaries have received during the 180 days prior to the redemption or repurchase from the issuance of our common stock, certain qualifying non-cumulative perpetual preferred stock satisfying the requirements of the Replacement Capital Covenant or other securities that qualify as Tier 1 capital of SunTrust under the risk-based capital guidelines of the Federal Reserve.

Our ability to raise proceeds from qualifying securities during the six months prior to a proposed redemption or repurchase will depend on, among other things, market conditions at such times as well as the acceptability to prospective investors of the terms of such qualifying securities.

Our covenants in the Replacement Capital Covenant run in favor of persons that buy, hold or sell our indebtedness during the period that such indebtedness is “Covered Debt,” which is currently comprised of our 6% Subordinated Notes due 2026, which have a CUSIP No. 867914AH6. Other debt will replace our Covered Debt under the Replacement Capital Covenant on the earlier to occur of:

•	the date two years prior to the maturity of the existing Covered Debt; or

•	the date of a redemption or repurchase of the existing Covered Debt in an amount such that the outstanding principal amount of the existing Covered Debt is or will become less than $100 million.

The Replacement Capital Covenant is subject to various additional terms and conditions and this description is qualified in its entirety by reference to the Replacement Capital Covenant, a copy of the form of which is available upon request from us. The Replacement Capital Covenant may be terminated if the holders of at least 51% by principal amount of the Covered Debt so agree, or if we no longer have outstanding any long-term indebtedness that qualifies as Covered Debt, without regard to whether such indebtedness is rated by a nationally recognized statistical rating organization.

Subject to the limitations described above and the terms of any preferred stock ranking senior to the Shares or of any outstanding debt instruments, we or our affiliates may from time to time purchase any outstanding Shares by tender, in the open market or by private agreement.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Shares will be entitled to receive an amount per Share (the “Total Liquidation Amount”) equal to the fixed liquidation preference of $100,000 per Share (equivalent to $25 per depositary share), plus (in the case of a liquidation occurring during the Non-Cumulative Dividend Period) any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Period to the date of liquidation, without regard to any undeclared dividends, or (in the case of a liquidation occurring during the Cumulative Dividend Period) any unpaid dividends for all prior Dividend Periods plus a pro rata portion of the dividend for the then-current Dividend Period to the date of liquidation. Holders of the Shares will be entitled to receive the Total Liquidation Amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Shares.

If our assets are not sufficient to pay the Total Liquidation Amount in full to all holders of Shares and all holders of any shares of our stock ranking as to any such distribution on a parity with the Shares, the amounts paid to the holders of Shares and to such other shares will be paid pro rata in accordance with the respective Total Liquidation Amount for those holders. If the Total Liquidation Amount per Share has been paid in full to all holders of Shares and the liquidation preference of any other shares ranking on parity with the Shares has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us will constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Shares will not have any voting rights.

Right to Elect Two Directors Upon Non-Payment of Dividends

If and whenever the dividends on the Shares and any other class or series of our stock that ranks on parity with Shares as to payment of dividends and that has voting rights equivalent to those described in this paragraph (“voting parity stock”) have not been declared and paid in an aggregate amount equal, as to any such class or series, to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting our board of directors will be increased by two. Holders of Shares, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors (the “Preferred Stock Directors”) at any annual meeting of shareholders or any special meeting of the holders of Shares and any voting parity stock for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.

At any time after this voting power has vested as described above, our Secretary may, and upon the written request of holders of record of at least 20% of the outstanding Shares and voting parity stock (addressed to the Secretary at our principal office) must, call a special meeting of the holders of Shares and voting parity stock for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in our by-laws for a special meeting of the shareholders, which we will provide upon request, or as required by law. If our Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of Shares may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to our stock books. The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Director or, if none remains in office, by the vote of the holders of record of a majority of the outstanding Shares and voting parity stock, voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Whenever either:

•	during the Non-Cumulative Dividend Period, full dividends have been paid on the Shares and any non-cumulative voting parity stock for at least one year and all dividends on any cumulative voting parity stock have been paid in full; or

•	during the Cumulative Dividend Period, all dividends on the Shares and any other cumulative voting parity stock have been paid in full;

then the right of the holders of Shares to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

Other Voting Rights

So long as any Shares remain outstanding, the affirmative vote of the holders of at least two-thirds of the Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), will be required to:

•	authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock into Shares; or

•	amend, alter or repeal the provisions of our articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Shares or the holders thereof;

provided, however, that with respect to the occurrence of any event set forth in the second bullet point above, so long as any Shares remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Shares, in each case taking into account that upon the occurrence of this event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Shares or the holders thereof, and provided, further, that any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of any other series of common stock or other equity securities ranking on a parity with or junior to the Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up and any change to the number of directors or number of classes of directors shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Under Georgia law, the vote of the holders of a majority of the outstanding Shares, voting as a separate voting group, is required for:

•	certain amendments to the articles of incorporation impacting the Shares;

•	the approval of any dividend payable in Shares to holders of shares of another class or series of our stock; or

•	the approval of any proposed share exchange that includes the Shares.

In addition, holders of the Shares will be able to vote together with the holders of all shares of common stock and other preferred stock entitled to vote, voting as a single group, on the approval of a plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to the articles of incorporation, would require action on the proposed amendment. Further, in the case of any merger where we are the surviving corporation, the right of holders of the Shares to vote separately as a group on a plan of merger does not apply if:

•	the articles of incorporation of the surviving corporation will not differ from our articles of incorporation as then in effect;

•	each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitation, and relative rights, immediately after the merger; and

•	the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately after the merger.

Each holder of Shares will have one vote per Share on any matter on which holders of Shares are entitled to vote, including any action by written consent.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required, all outstanding Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Shares to effect the redemption.

Registrar, Transfer Agent and Paying Agent

Computershare Trust Company, N.A. will act as registrar, transfer agent and paying agent for the Shares.

Registration of transfers of Shares will be effected without charge by or on behalf of the Company, but upon payment in respect of any tax or other governmental charges which may be imposed in relation to it.

The registrar, transfer agent and paying agent will not be required to register or cause to be registered any transfer of Shares after they have been called for redemption.

DESCRIPTION OF THE DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through The Depositary Trust Company.

The following is a brief description of the terms of the depositary shares representing the Shares, which does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our restated articles of incorporation, as amended, including our articles of amendment with respect to the Shares, copies of which are available upon request from us.

General

We are issuing fractional interests in Shares in the form of depositary shares. Each depositary share will represent a 1/4,000th ownership interest in one Share, and will be evidenced by a depositary receipt. The Shares represented by depositary shares will be deposited under a deposit agreement among us, U.S. Bank National Association, as the depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a Share represented by that depositary share, to all the rights and preferences of the Shares represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Shares, we will deposit the Shares with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the accompanying prospectus.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Shares to the record holders of depositary shares relating to the underlying Shares in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Shares.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Shares represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Shares held by the depositary. The redemption price per depositary share will be equal to 1/4,000th of the redemption price per share payable with respect to the Shares (or $25 per depositary share plus dividends as applicable). Whenever we redeem Shares held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the Shares so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or in any other manner determined by the depositary to be equitable. In any such case, we will redeem depositary shares only in increments of 4,000 depositary shares and any integral multiple thereof.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of those shares will cease, except the right to receive the amount payable and any other property to which the holders were entitled upon the redemption. To receive this amount or other property, the holders must surrender the depositary receipts evidencing their depositary shares to the depositary. Any funds that we deposit with the depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date we deposit the funds.

Withdrawal of Series A Preferred Stock

Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole Shares and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary, paying any taxes, charges and fees provided for in the deposit agreement and complying with any other requirement of the deposit agreement. Holders of depositary shares making these withdrawals will be entitled to receive whole Shares, but holders of whole Shares will not be entitled to deposit those Shares under the deposit agreement or to receive depositary receipts for those Shares after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole Shares to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting the Shares

When the depositary receives notice of any meeting at which the holders of the Shares are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Shares, may instruct the depositary to vote the amount of the Shares represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Shares represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Shares, it will vote all depositary shares of that series held by it proportionately with instructions received.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary.

However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of depositary shares will not be effective unless the holders of at least a majority of the affected depositary shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of depositary shares, as described above under “—Withdrawal of Preferred Stock”, to receive Shares and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended deposit agreement.

The deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed; or

•	a final distribution in respect of the Shares has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of SunTrust.

We may terminate the deposit agreement at any time, and the depositary will give notice of that termination to the recordholders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary receipts evidencing the depositary shares, the number of whole or fractional Shares as are represented by those depositary shares.

Charges of Depositary; Taxes and Other Governmental Charges

We will pay the fees, charges and expenses of the depositary provided in the deposit agreement to be payable by us. Holders of depositary receipts will pay any taxes and governmental charges and any charges provided in the deposit agreement to be payable by them, including a fee for the withdrawal of Shares upon surrender of depositary receipts. If the depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of a depositary receipt or other person, that holder or other person will be liable for those fees, charges and expenses.

Resignation and Removal of Depositary

The depositary may resign at any time by giving us notice, and we may remove or replace the depositary at any time.

Reports to Holders

We will deliver all required reports and communications to holders of the Shares to the depositary. It will forward those reports and communications to the holders of depositary shares.

Limitation on Liability of the Depositary

The depositary will not be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of the depositary under the deposit agreement will be limited to performance in good faith of its duties under the agreement, and it will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or Shares unless satisfactory and reasonable protection from expenses and liability is furnished. This is called an indemnity. The depositary may rely upon written advice of counsel or accountants, upon information provided by holders of depositary receipts or other persons believed to be competent and upon documents believed to be genuine.

Listing

We intend to apply to list the depositary shares on the New York Stock Exchange. If the application is approved, we expect trading to begin within 30 days of the initial delivery of the depositary shares. We do not expect that there will be any separate public trading market for the Shares except as represented by the depositary shares.

Book-Entry, Delivery and Form of Depositary Shares

The Shares will be issued in registered form to the depositary. The depositary shares will be issued in book-entry form through The Depository Trust Company, which we refer to along with its successors in this capacity as “DTC.” DTC will act as securities depositary for the depositary shares. The depositary shares will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate number of depositary shares, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in depositary shares, so long as the depositary shares are represented by global security certificates.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, referred to as “indirect participants,” such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of depositary shares under the DTC system must be made by or through direct participants, which will receive a credit for the depositary shares on DTC’s records. The ownership interest of each beneficial owner of depositary shares will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of depositary shares other than DTC or its nominees will not be recognized by the depositary as registered holders of the depositary shares entitled to the rights of holders thereof. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all depositary shares deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of depositary shares with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the depositary shares; DTC’s records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the depositary shares are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to depositary shares unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depository with respect to the depositary shares at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities depository is not obtained, certificates for the depositary shares are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates for the depositary shares will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all depositary shares represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of depositary shares. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the depositary shares represented by these certificates registered in their names,

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates, and

•	will not be considered to be owners or holders of the global security certificates or the depositary shares represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of depositary shares.

All redemption proceeds, distributions and dividend payments on the depositary shares represented by the global security certificates and all transfers and deliveries of depositary shares will be made to DTC or its nominee, as the case may be, as the registered holder of the depositary shares. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor any agent for us will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of depositary shares to pledge the depositary shares to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the depositary shares.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the depositary agreement or our restated articles of incorporation only at the direction of one or more participants to whose accounts with DTC the depositary shares are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences relating to the purchase, ownership and disposition of depositary shares, each representing a 1/4,000th ownership interest in a share of Series A Preferred Stock. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to change, possibly retroactively, and to different interpretations. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular investor, and does not address any aspect of state, local, non-U.S. or other U.S. federal tax consequences. This summary addresses only depositary shares held as capital assets within the meaning of the Code and does not address U.S. federal income tax consequences applicable to investors that are subject to special tax rules, such as:

•	securities dealers or brokers, or traders in securities electing mark-to-market treatment;

•	banks, thrifts, or other financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	tax-exempt organizations;

•	persons holding depositary shares as part of a “straddle,” “hedge,” “synthetic security” or “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment;

•	partnerships or other pass-through entities;

•	persons subject to the alternative minimum tax;

•	certain former citizens or residents of the United States;

•	a “passive foreign investment company” or a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	“U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of depositary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a United States person. The term “Non-U.S. Holder” means a beneficial owner of depositary shares that is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds depositary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding depositary shares, you should consult your own tax advisor.

If you are considering the purchase of depositary shares, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of an investment in depositary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

General

Beneficial owners of depositary shares will be treated as owning the underlying Series A Preferred Stock for U.S. federal income tax purposes.

U.S. Holders

Distributions

Distributions paid by us with respect to depositary shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If the amount of a distribution with respect to depositary shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in depositary shares, and thereafter as capital gain. We expect for the foreseeable future to have sufficient earnings and profits for all distributions on the depositary shares to qualify as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, dividends paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2011 will be subject to a maximum federal income tax rate of 15%. In addition, subject to similar exceptions for short-term and hedged positions, dividends paid to corporate U.S. Holders of depositary shares will be eligible for the dividends received deduction.

Sale, Exchange or Redemption

Subject to the discussion below regarding certain redemptions, a U.S. Holder will recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition (each, a “disposition”) of depositary shares in an amount equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in depositary shares at the time of the disposition. Capital gain, if any, recognized by a U.S. Holder will be long-term capital gain if the U.S. Holder’s holding period for the depositary shares exceeded one year at the time of the disposition. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum federal income tax rate of 15% for tax years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations.

Under certain circumstances, an amount paid to a U.S. Holder of depositary shares in connection with a redemption of Series A Preferred Stock may be treated as a distribution (taxed in the manner described under “—Distributions” above) as opposed to an amount realized on the disposition of depositary shares, if immediately following the redemption the U.S. Holder owns directly or indirectly (taking into account applicable constructive ownership rules) shares of any other class of our stock. U.S. Holders that own (or are deemed to own) shares of any other class of our stock should consult their own tax advisors regarding the consequences to them of receiving a payment on depositary shares in connection with a redemption of Series A Preferred Stock.

Information Reporting and Backup Withholding

In general, a U.S. Holder (other than a corporation or other exempt holder) will be subject to information reporting requirements with respect to dividends and other taxable distributions, and the proceeds from a sale, redemption or other disposition of depositary shares. In addition, a U.S. Holder will be subject to backup withholding on such amounts if the U.S. Holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the Internal Revenue Service that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.

Non-U.S. Holders

Distributions

Except as described below, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly completed Internal Revenue Service Form W-8BEN and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits. Non-U.S. Holders eligible for a reduced rate of United States withholding tax under an applicable income tax treaty may obtain a refund of any amounts withheld in excess of that rate by filing a timely refund claim with the Internal Revenue Service.

Dividends paid to a Non-U.S. Holder that are “effectively connected” with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the holder in the United States) generally are exempt from the 30% United States withholding tax, provided the holder complies with applicable certification requirements (for example, by providing the payor with a properly completed Form W-8ECI). Instead, such dividends will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, as described above. Corporate Non-U.S. Holders may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on effectively connected dividends received with respect to depositary shares.

Sale, Exchange or Redemption

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of depositary shares unless (i) the gain is effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States); (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied; or (iii) we are or have been a United States real property holding corporation for U.S. federal income tax purposes and certain other conditions are satisfied. We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Gain from the disposition of depositary shares by a Non-U.S. Holder that is treated as effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States) generally will be subject to U.S. federal income tax in the same manner as if the holder were a U.S. Holder, as described above. Corporate Non-U.S. Holders may also be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on effectively connected gain.

As discussed above under “—U.S. Holders—Sale, Exchange or Redemption,” an amount paid to a holder of depositary shares in connection with a redemption of Series A Preferred Stock may under certain circumstances be treated as a distribution. In that case, the payment would be subject to the rules for distributions described above.

Information Reporting and Backup Withholding

Dividends paid to a Non-U.S. Holder on depositary shares generally will be subject to information reporting requirements. Copies of the information returns reporting such dividends and any withholding thereon may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. In addition, such dividends generally will be subject to backup withholding unless the Non-U.S. Holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or the holder otherwise establishes an exemption from backup withholding. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of depositary shares that is effected within the United States or conducted through certain United States-related financial intermediaries, unless the Non-U.S. Holder certifies its non-U.S. status under penalty of perjury (and the payor does not have actual knowledge or reason to know that the holder is a United States person), or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.

UNDERWRITING

SunTrust Banks, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the depositary shares being offered. Subject to certain conditions, the underwriters have agreed to purchase the respective number of depositary shares, each representing a 1/4,000th ownership interest in a share of Series A Preferred Stock, indicated in the following table. Goldman, Sachs & Co., SunTrust Capital Markets, Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Depositary Shares
Goldman, Sachs & Co.	8,000,000
SunTrust Capital Markets, Inc.	6,000,000
Morgan Stanley & Co. Incorporated	5,000,000
Citigroup Global Markets Inc.	200,000
J.P. Morgan Securities Inc.	200,000
Lehman Brothers Inc.	200,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	200,000
UBS Securities LLC	200,000

Total	20,000,000

The underwriters are committed to take and pay for all of the depositary shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company.

Paid by the Company
Per depositary share	$0.50
Total	$10,000,000

Depositary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any depositary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $0.30 per depositary share from the initial public offering price. Any such securities dealers may resell any depositary shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $0.25 per depositary share from the initial public offering price. If all the depositary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters intend to offer the depositary shares for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the depositary shares for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

The company has agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any securities of the company that are substantially similar to the Shares or the depositary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive Shares, depositary shares or any substantially similar securities, during the period from the date of this prospectus supplement continuing through the date 30 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

Prior to this offering, there has been no public market for the depositary shares being offered. We do not expect that there will be any separate public trading market for the shares of the Series A Preferred Stock except as represented by the depositary shares. We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “STI PrA”. If approved, we expect trading of the depositary shares on the New York Stock Exchange to begin within the 30-day period after the original issue date. In order to meet one of the requirements for listing the depositary shares on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more depositary shares to a minimum of 100 beneficial owners.

In connection with the offering, the underwriters may purchase and sell depositary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of depositary shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the depositary shares while the offering is in process.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased depositary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own account, may stabilize, maintain or otherwise affect the market price of the depositary shares. As a result, the price of the depositary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

It is expected that delivery of the depositary shares will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on any date prior to the third business day before delivery will be required, by virtue of the fact that the depositary shares initially will settle on the fifth business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of depositary shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the depositary shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of depositary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the depositary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of depositary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The depositary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary shares may not be circulated or distributed, nor may the depositary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the depositary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the depositary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The depositary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any depositary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

SunTrust Capital Markets, Inc., our broker-dealer subsidiary, is a member of the NASD, and will participate in the distribution of the depositary shares. Accordingly, the offering of the depositary shares will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD. Under Rule 2720, none of the named underwriters is permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

The company estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $704,500.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to the company, for which they have in the past received, and may in the future receive, customary fees and expenses.

VALIDITY OF SHARES

The validity of the Shares and the depositary shares will be passed upon for SunTrust by King & Spalding LLP, Atlanta, Georgia, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to all matters of Georgia law upon the opinion of King & Spalding LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

SunTrust Banks, Inc.

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Purchase Contracts

Units

Warrants

Depositary Shares

Preferred Stock

Common Stock

Guarantees

SunTrust Capital VIII

SunTrust Capital IX

SunTrust Capital X

SunTrust Capital XI

SunTrust Capital XII

SunTrust Capital XIII

SunTrust Capital XIV

SunTrust Capital XV

Trust Preferred Securities

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations, will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2006.

Unless the context requires otherwise, references to (1) “we,” “us,” “our” or similar terms are to SunTrust Banks, Inc. and its subsidiaries, and (2) the “Trusts” are to SunTrust Capital VIII, SunTrust Capital IX, SunTrust Capital X, SunTrust Capital XI, SunTrust Capital XII, SunTrust Capital XIII, SunTrust Capital XIV, and SunTrust Capital XV, statutory Delaware trusts and the issuers of the trust preferred securities.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, and common stock in one or more offerings. The Trusts may sell trust preferred securities representing undivided beneficial interests in the Trusts, which may be guaranteed by SunTrust, to the public.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that

1

we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Current Reports on Form 8-K filed on January 6, 2006, January 12, 2006, February 17, 2006, February 21, 2006, July 25, 2006, August 28, 2006 and September 5, 2006; and

•	The description of SunTrust’s common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed March 5, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

404-658-4879

Attn: Corporate Secretary

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, King & Spalding LLP or by Raymond D. Fortin, Corporate Executive Vice President, General Counsel and Corporate Secretary of SunTrust. Richards, Layton & Finger, special Delaware counsel to the Trusts, will pass upon certain legal matters for the Trusts. As of July 9, 2006, Mr. Fortin beneficially owned 73,474.1171 shares of our common stock, which includes options to purchase and other forfeitable rights with respect to 59,900 shares which he is deemed to own beneficially pursuant to Rule 13d-3. Any underwriters will be represented by their own legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

2

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

SunTrust Banks, Inc.

20,000,000 Depositary Shares

Each Representing a 1/4,000th Interest in a Share of

Perpetual Preferred Stock, Series A

Goldman, Sachs & Co.

SunTrust Robinson Humphrey

Morgan Stanley

Citigroup

JPMorgan

Lehman Brothers

Merrill Lynch & Co.

UBS Investment Bank